SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment         )*

Centogene N.V.

(Name of Issuer)

Common Shares, €0.12 par value per share

(Title of Class of Securities)

N1976T109

(CUSIP Number)

Stefan Fischer

TVM Capital

Ottostrasse 4

80333 Munich, Germany

(49) 89998992-48

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N1976T109

1.	Names of Reporting Persons. TVM Life Science Innovation I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,934,105
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,934,105
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,934,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. N1976T109

1.	Names of Reporting Persons. TVM Life Science Innovation I (GP) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,934,105
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,934,105
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,934,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. TVM Life Science Innovation II SCSp
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. TVM Life Science Innovation II (GP) S.a r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N1976T109

1.	Names of Reporting Persons. Hubert Birner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,791,247
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,791,247
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,791,247
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Stefan Fischer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,791,247
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,791,247
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,791,247
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Luc Marengere
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,932,105
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,932,105
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Reshentha Beeby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,932,105
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,932,105
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Gary Leatt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,932,105
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,932,105
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,932,105
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Monica Mosch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Jens Hoellermann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N1976T109

1.	Names of Reporting Persons. Ganash Lokanathen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,142
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,142
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, €0.12 par value per share (the “Common Shares”), of Centogene N.V. (the “Issuer”). The address of the principal executive offices of the Issuer is Am Strande 7, 18055 Rostock, Germany.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	TVM Life Science Innovation I L.P., a Canadian limited partnership organizd under the laws of Quebec (“TVM I”);

ii.	TVM Life Science Innovation I (GP) Limited, a private limited liability company organized under the laws of Jersey (“TVM I GP”), the general partner of TVM I;

iii.	TVM Life Science Innovation II SCSp, a special limited partnership organized under the laws of Luxembourg (“TVM II”);

iv.	TVM Life Science Innovation II (GP) S.a r.l., a private limited liability company organized under the laws of Luxembourg (“TVM II GP”), the general partner of TVM II; and

v.

Hubert Birner, Stefan Fischer, Luc Marengere, Reshentha Beeby, Gary Leatt, Monica Mosch, Jens Hoellermann, and Ganash Lokanathen. Dr. Birner, Mr. Fischer, and Dr. Marengere are the shareholders of TVM I GP (together, the “Shareholders”), and Mrs. Beeby, Dr. Birner, and Mr. Leatt are the directors of TVM I GP (together, the “TVM I Directors”). Dr. Birner and Mr. Fischer are the shareholders of TVM II GP, and Ms. Mosch, Mr. Hoellermann, and Mr. Lokanathen are the directors of TVM II GP (together, the “TVM II Directors,” and with the TVM I Directors, the “TVM Directors”).

The address of the principal business office TVM I is 204, rue Notre-Dame Ouest, Bureau 350, Montreal, Quebec H2Y 1T3, Canada. The address of the principal business office of TVM I GP is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey. The address of the principal business office of TVM II and TVM II GP is 8, rue Lou Hemmer, L-1748 Luxembourg-Findel, Grand Duchy of Luxembourg.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of TVM I and TVM II is to invest in life science product development and growth-oriented businesses. The principal business of TVM I GP and TVM II GP is to act as the general partner of TVM I and TVM II, respectively. The principal business of the Shareholders is to act as shareholders of TVM I GP and TVM II GP and as members of the investment committees for a number of affiliated entities with similar businesses. The principal business of each of the TVM Directors is to act as directors of TVM I GP and TVM II GP and members of the investment committee of TVM I GP and TVM II GP and for a number of affiliated entities with similar businesses.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 3.	Source and Amount of Funds or Other Consideration

TVM I and TVM II purchased the shares set forth in Item 5 using funds from working capital.

Item 4.	Purpose of Transaction

TVM I and TVM II acquired the Common Shares for investment purposes. Dr. Birner is a supervisory director of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares in open market transactions, in privately negotiated transactions or through other methods, including distributions by TVM I or TVM II directly to its respective limited partners; or (iii) continuing to hold or causing affiliates to hold the shares (or any combination or derivative thereof). In addition, the Reporting Persons may engage in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure and any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 19,861,340 outstanding shares of Common Stock immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on November 8, 2019.

(c) On November 12, 2019, TVM II purchased 857,142 Common Shares in connection with the Issuer’s initial public offering. The purchase price was $14 per share. Also on November 12, 2019 each share of Centogene B.V.’s common shares held by TVM I was automatically converted into the Issuer’s Common Shares, resulting in TVM I receiving 1,934,105 shares.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration rights

In connection with the Issuer’s initial public offering, the TVM I entered into registration rights agreement with the Issuer. The Registration Rights Agreement provides for certain rights relating to the registration of certain shares of Common Stock held by TVM I pursuant to the Securities Act of 1933, as amended.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-up Agreement

In connection with the Issuer’s initial public offering, TVM I and TVM II and the underwriters of the offering entered into a letter agreement (the “Lock-up Agreement”), pursuant to which the Reporting Persons agreed not to, among other things, offer, pledge, sell or transfer the Common Shares for a period of 270 days without the consent of the underwriters, subject to certain limited exceptions.

The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the full text of the form of the Lock-up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Form F-1 filed on October 11, 2019).

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit I to Exhibit 1.1 to the Issuer’s Form F-1 filed on October 11, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2020

TVM LIFE SCIENCE INNOVATION I L.P.
By: TVM LIFE SCIENCE INNOVATION I (GP) LIMITED, its general partner

By:	/s/ Reshentha Beeby
Name:	Reshentha Beeby
Title:	Director

TVM LIFE SCIENCE INNOVATION I (GP) LIMITED

By:	/s/ Reshentha Beeby
Name:	Reshentha Beeby
Title:	Director

TVM LIFE SCIENCE INNOVATION II SCSP
By: TVM LIFE SCIENCE INNOVATION II (GP) S.A R.L., its general partner

By:	/s/ Monica Morsch
Name:	Monica Morsch
Title:	Class B Manager

By:	/s/ Ganash Lokanathen
Name:	Ganash Lokanathen
Title:	Class A Manager

TVM LIFE SCIENCE INNOVATION II (GP) S.A R.L.

By:	/s/ Monica Morsch
Name:	Monica Morsch
Title:	Class B Manager

By:	/s/ Ganash Lokanathen
Name:	Ganash Lokanathen
Title:	Class A Manager

/s/ Hubert Birner
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

/s/ Luc Marengere
Luc Marengere

/s/ Reshentha Beeby
Reshentha Beeby

/s/ Gary Leatt
Gary Leatt

/s/ Monica Mosch
Monica Mosch

/s/ Jens Hoellermann
Jens Hoellermann

/s/ Ganash Lokanathen
Ganash Lokanathen